As filed with the Securities and Exchange Commission on May 24, 2010
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Fidelity Southern Corporation
(Exact name of registrant as specified in its charter)

Georgia	6022	58-1416811
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3490 Piedmont Road, Suite 1550
Atlanta, Georgia 30305
(404) 240-1504
(Address, including zip code, and telephone number, including area code, of principal executive offices)
James B. Miller, Jr.
Chairman and Chief Executive Officer
3490 Piedmont Road, Suite 1550
Atlanta, Georgia 30305
(404) 240-1504
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

Jackie G. Prester, Esq. Kevin A. McGill, Esq. Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 165 Madison, Suite 2000 Memphis, Tennessee 38103 Telephone: (901) 526-2000 Facsimile: (901) 577-0762	James W. Stevens, Esq. Christina M. Gattuso, Esq. Kilpatrick Stockton, LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309 Telephone: (404) 815-6500 Facsimile: (404) 815-6555

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)	Fee
Common stock	$57,500,000	$4,100

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o)

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MAY 24 , 2010

PRELIMINARY PROSPECTUS

           Shares

Common Stock

Fidelity Southern Corporation is the holding company for Fidelity Bank, a Georgia state bank headquartered in Atlanta, Georgia.

We are offering           shares of our common stock on a firm commitment basis. Our common stock is quoted on the NASDAQ Global Select Market under the symbol “LION.” The last reported sale of our common stock on          , 2010 was $      per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11 to read about factors you should consider before you make your investment decision.

	Per Share	Total

Price to public	$	$
Underwriting discount(1)	$	$
Proceeds to us before expenses	$	$

(1)	The underwriting discount is $ per share, except with respect to sales to our officers, directors and employees for which the underwriting discount is $ per share.

We have granted the underwriters a 30-day option to purchase up to      additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These shares of common stock are not savings accounts, deposits, or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about          , 2010.

Sole Book Running Manager

The date of this prospectus is          , 2010

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell shares of common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and our banking markets. We obtained this market data from independent publications or other publicly available information. No action is being taken in any jurisdiction outside the United States to permit a public offering of our shares of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, all references in this prospectus to “we,” “us,” and “our” refer to Fidelity Southern Corporation and its wholly owned subsidiaries, except that in the discussion of our capital stock and related matters, these terms refer solely to Fidelity Southern Corporation and not to its subsidiaries. All references to “the Bank” refer to Fidelity Bank only.

SUMMARY

The following summary contains material information about us and this offering. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in our common stock, you should read this prospectus carefully, including the section entitled “Risk Factors,” and the information incorporated by reference into this prospectus, including our audited consolidated financial statements and the accompanying notes in our Annual Report on Form 10-K for the year ended December 31, 2009 and our unaudited consolidated financial statements and the accompanying notes in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

Overview

Fidelity Southern Corporation, headquartered in Atlanta, Georgia, is the holding company for Fidelity Bank. The Bank operates 23 branches in and around the Atlanta metropolitan area as well as a branch in Jacksonville, Florida. We also own LionMark Insurance Company, an insurance agency offering consumer credit related insurance products. As of March 31, 2010, Fidelity Southern was the fifth largest publicly traded bank holding company based in Georgia (as measured by total assets), and the Bank was the largest community bank headquartered in Atlanta. The Bank is focused on serving individuals and small businesses primarily in the Atlanta metropolitan market by offering an array of financial products and services. The Bank was organized as a national bank in 1974 and converted to a Georgia chartered state bank in 2003.

At March 31, 2010, we reported total assets of $1.9 billion, total loans of $1.4 billion (of which $626.0 million represented consumer installment loans that primarily consist of indirect automobile loans), total deposits of $1.6 billion, and shareholders’ equity of $130.8 million.

Our Business Strategy

Since the Bank’s initial organization in 1974, we have grown from a small community bank with one branch in the Atlanta metropolitan area to a 24 branch franchise with $1.9 billion in total assets. We accomplished this growth through organic growth rather than acquisitions of other financial institutions. We seek to further increase our presence and grow the franchise in the Atlanta metropolitan and Jacksonville, Florida markets that we presently serve as well as in neighboring communities that present attractive opportunities for growth and expansion. Specifically, we intend to continue to grow our business and create shareholder value by focusing on the following three operating objectives:

•	Maintain Our Conservative Lending Philosophy. Management has taken numerous steps to reduce credit risk in the loan portfolio and to strengthen the credit risk management team and processes. A special assets group was organized in 2008 to evaluate potential non performing loans, to properly value non performing assets and to facilitate the timely disposition of these assets while minimizing losses to the Bank. In addition, all credit policies have been reviewed and revised as necessary, and experienced managers are in place and we have strengthened all lending areas and credit administration. Our credit review department regularly reports to senior management and our board of directors regarding the credit quality of the loan portfolio, as well as trends in the portfolio and the adequacy of the allowance for loan losses. Credit review monitors loan concentrations, production, loan growth, and loan quality. Credit review is independent from the lending departments, reviews risk ratings and tests approved credits for adherence to our lending standards. Finally, credit review also performs ongoing, independent reviews of the risk management process and adequacy of loan documentation. The results of its reviews are reported to the board. The consumer collection function is centralized and automated to ensure timely collection of accounts and consistent management of risks associated with delinquent accounts. We believe that our recent results have demonstrated the positive effects of the steps we have taken. Total non performing assets have declined in each of the last four quarters, from $123.5 million at March 31, 2009 or 6.6% of total assets to $88.4 million at March 31, 2010 or 4.7% of total assets, a reduction of over 28.0%. Just as importantly, during this same period, the median non performing assets as a percentage of total assets for publicly traded Georgia banks was 7.7% at March 31, 2010, an increase of nearly 75.0% from 4.4% at March 31, 2009.

•	Pursue Selected Acquisitions. We believe that given the current market environment, further consolidation in the financial services industry will occur and we expect to take advantage of selected opportunities to enhance our franchise through acquisitions, including acquisitions of failed or problem financial institutions in transactions assisted by the Federal Deposit Insurance Corporation (FDIC). We intend to grow within our existing markets and to purchase branches or acquire financial institutions in existing markets or other markets consistent with our capital availability and management abilities. Specifically, we believe that we are one of only a few community banks in our local markets with the ability to make strategic acquisitions, and we intend to aggressively pursue strategic transactions accordingly. In the past 18 months, a large number of financial institutions in Georgia and Florida have been placed into FDIC receivership, and we expect that there will be more opportunities to acquire failed or problem financial institutions through assisted transactions in the future. We currently have no definitive plans or commitments regarding potential acquisition opportunities, either through FDIC-assisted transactions or otherwise.

•	Continue Focus on Organic Growth. While we believe that there are opportunities for future growth through acquisitions, we also intend to remain focused on organic growth. We believe that the current economic uncertainties and weaknesses prevalent in our industry generally, as well as with our competitors specifically, provide us with an opportunity to increase market share in the Atlanta metropolitan and Jacksonville, Florida areas. We intend to implement this strategy by further expanding our retail branch network, as well as adding experienced personnel in key areas of our Bank. While we have no commitments to open any new branches during 2010, there are branch locations under consideration and others may become available. In addition to our branch strategy, in January 2009, we hired 58 new employees in a major expansion of our residential mortgage division in Atlanta and continued to hire new employees throughout 2009.

Our Strengths

As a retail focused community bank operating primarily in the Atlanta metropolitan area, we believe that we are well positioned to further build and expand our franchise by continuing to leverage our core strengths, which we believe include the following:

•	Experienced Management. Our executive officers have many years of banking experience, combined with in-depth knowledge of our Bank and the markets we serve. Our directors collectively have a broad range of experience and knowledge, and their oversight is instrumental in setting our overall direction. We also have highly experienced managers of each of our key business areas, responsible for implementing the strategies established by the board of directors. Our corporate organization provides for centralized decision-making, which we believe enables us to be more flexible and responsive to our customers needs compared to larger financial institutions. We expect our current management team to utilize our strengths and take advantage of opportunities as they present themselves in our markets to achieve our goals of continued growth and improved profitability.

•	Our Markets. Both the Atlanta metropolitan and Jacksonville, Florida areas have experienced significant declines in their economies arising from the recessionary period that began in 2007, resulting in increases in loan delinquencies and declines in demand for banking products and services. However, we believe that these markets contain inherently vibrant communities, with diverse economic foundations, and therefore are attractive areas for future growth. We anticipate that these markets will rebound and demand for banking products and services will continue to grow over the long-term horizon in these areas. Because of the recent declines in our local markets and the impact the declines have had on the financial services industry, we believe that there are opportunities for us to improve our market share in our markets, either through acquisitions or through organic growth. Atlanta continues to be one of the fastest growing cities in the nation, with a weighted average population growth for the Atlanta metropolitan area projected to be 12.74% from 2009 to 2014 (versus 4.63% nationally), according to SNL Financial LC. In addition, in 2010 Forbes Magazine ranked Atlanta fourth in “Cities with the Most Fortune 500 Companies.” Atlanta is also among the leading cities in the country for attracting young, college educated people, ranked as the “Best City for Recent College Graduates” by CareerRookie.com and Apartments.com in May 2010.

•	Branch Network and Retail Strategy. We have 23 established branches throughout the Atlanta metropolitan area, have one branch in Jacksonville, Florida, and provide internet banking services through our website. We believe that our locations provide convenience for both business and retail customers. We offer a variety of banking products and services that we believe are comparable to the products offered by the larger financial institutions located in our markets, while providing a high level of personalized service comparable to the smaller community banks in our markets. We believe that our size allows us to remain competitive with our products and flexible to respond to our customers’ needs.

•	Infrastructure for Data and Reporting Systems. We have invested heavily in our electronic data infrastructure and reporting systems. We believe this investment is worthwhile because it helps us service our current customers, and provides a platform for us to expand our operations, whether through organic growth or through acquisitions of other financial institutions in our markets, without incurring significant additional costs to upgrade our data and reporting systems.

Lending

The Bank’s primary lending activities include consumer loans (primarily indirect automobile loans), SBA loans, commercial loans to small and medium sized businesses, construction loans, and residential real estate loans. Commercial lending consists of the extension of credit for business purposes, primarily in the Atlanta metropolitan area. Indirect automobile loans are originated in Georgia, Florida, North Carolina, South Carolina, Alabama, and Tennessee. SBA loans are originated in the Atlanta metropolitan area and throughout the Southeast. The Bank offers direct installment loans to consumers on both a secured and unsecured basis. Secured construction loans to homebuilders and developers and residential mortgages are primarily made in the Atlanta metropolitan and Jacksonville, Florida areas. The loans are generally secured by first real estate mortgages.

The following table presents summary information about our loan portfolio.

	March 31,	December 31,
	2010	2009	2008	2007	2006	2005
	(Dollars in thousands)

Loans:(1)
Commercial, financial and agricultural	$103,778	$113,604	$137,988	$107,325	$107,992	$88,532
Tax exempt commercial	5,300	5,350	7,508	9,235	14,969	7,572
Real estate-mortgage commercial	312,654	287,354	202,516	189,881	163,275	104,996

Total commercial	421,732	406,308	348,012	306,441	286,236	201,100
Real estate-construction	133,584	154,785	245,153	282,056	306,078	257,789
Real estate-mortgage residential	130,133	130,984	115,527	93,673	91,652	85,086
Consumer installment	595,870	597,782	679,330	706,188	646,790	555,194

Loans	1,281,319	1,289,859	1,388,022	1,388,358	1,330,756	1,099,169
Allowance for loan losses	(29,474)	(30,072)	(33,691)	(16,557)	(14,213)	(12,912)

Loans, net of allowance	$1,251,845	$1,259,787	$1,354,331	$1,371,801	$1,316,543	$1,086,257

Loans Held-for-Sale:
Residential mortgage	$72,603	$80,869	$967	$1,412	$321	$1,045
Consumer installment	30,000	30,000	15,000	38,000	43,000	26,000
SBA	15,668	20,362	39,873	24,243	14,947	3,563

Total loans held-for-sale	118,271	131,231	55,840	63,655	58,268	30,608

Total loans	$1,399,590	$1,421,090	$1,443,862	$1,452,013	$1,389,024	$1,129,777

(1)	The loan categories in the above schedule are based on certain regulatory definitions and classifications. Certain of the following discussions are in part based on the Bank defined loan portfolios and may not conform to the above classifications.

Non Performing Assets

Non performing assets have substantially declined in the past four quarters, from $123.5 million at March 31, 2009 to $88.4 million at March 31, 2010. Non performing assets consist of nonaccrual loans, troubled debt restructured loans, if any, repossessions, and other real estate. Nonaccrual loans are loans on which the interest accruals have been discontinued when it appears that future collection of principal or interest according to the contractual terms may be doubtful. Troubled debt restructured loans are those loans whose terms have been modified, because of economic or legal reasons related to the debtors’ financial difficulties, to provide for a reduction in principal, change in terms, or modification of interest rates to below market levels. Repossessions include vehicles and other personal property that have been repossessed as a result of payment defaults on indirect automobile loans and commercial loans.

The following table summarizes our non performing assets.

	March 31,	December 31,
	2010	2009	2008	2007	2006	2005
	(Dollars in thousands)

Nonaccrual loans:
Construction	$44,319	$56,262	$86,001	$11,844	$—	$—
SBA	13,409	8,193	8,245	905	167	73
Other	4,675	5,288	3,905	1,622	4,420	1,920

Total nonaccrual loans	$62,403	$69,743	$98,151	$14,371	$4,587	$1,993

Repossessions	939	1,393	2,016	2,512	937	819
Other real estate:
Construction	21,039	17,881	14,081	5,731	—	—
SBA	3,367	3,667	837	1,577	—	—
Other	608	232	145	—	—	—

Total non performing assets	$88,356	$92,916	$115,230	$24,191	$5,524	$2,812

Loans past due 90 days or more and still accruing	$563	$—	$—	$23	$—	$—
Ratio of loans past due 90 days or more and still accruing to total loans	—%	—%	—%	—%	—%	—%
Ratio of non performing assets to total loans, repossessions and ORE	6.20%	6.43%	7.89%	1.65%	.40%	.25%

The decrease in non performing assets from December 31, 2009 to March 31, 2010 reflects a $7.3 million reduction in previously performing loans ($60.5 million of which is secured by real estate) that were classified as non performing as a result of charge-offs and principal paydowns partially offset by a $3.2 million increase in other real estate as previously non performing real estate loans moved to foreclosure.

The $62.4 million in nonaccrual loans at March 31, 2010, included $44.3 million in residential construction related loans, $13.6 million in SBA loans and $4.5 million in retail and consumer loans. Of the $44.3 million in residential construction loans on nonaccrual, $25.6 million represented 111 single family construction loans with completed homes and homes in various stages of completion, $15.7 million represented 353 single family developed lots and $3.0 million represented other loans. Of the $13.6 million in SBA loans on nonaccrual, $6.9 million is guaranteed by the SBA.

The $25.0 million in other real estate at March 31, 2010 was made up of four commercial properties with a balance of $3.4 million and the remainder was residential construction related balances, which consisted of $9.4 million in 71 residential single family homes completed or substantially completed, $15.5 million in 339 single family developed lots, and $556,000 in one parcel of undeveloped land.

Deposits

The Bank offers a full range of depository accounts and services to both individuals and businesses. During 2009, the Bank continued a marketing program to increase the number and volume of our existing customers and accounts, adding new customers, increasing transaction accounts and helping manage our cost of funds. We believe the marketing program has been a contributing factor to the growth in the Bank’s core deposits in 2009. Based on the success of this program, the Bank is continuing this marketing program during 2010.

The following table presents summary information about our deposits.

	March 31,		December 31,
	2010		2009		2008
	$	%	$	%	$	%
	(Dollars in millions)

Core deposits(1)	$1,217.6	77.7%	$1,194.3	77.0%	$936.4	64.9%
Time deposits greater than $100,000	239.4	15.3	257.4	16.6	317.5	22.0
Brokered deposits	108.9	7.0	99.0	6.4	189.8	13.1

Total deposits	$1,565.9	100.0%	$1,550.7	100.0%	$1,443.7	100.0%

	December 31,
	2007		2006		2005
	$	%	$	%	$	%
	(Dollars in millions)

Core deposits(1)	$983.5	70.0%	$978.5	70.6%	$796.9	70.9%
Time deposits greater than $100,000	285.5	20.3	276.5	19.9	225.2	20.0
Brokered deposits	136.6	9.7	131.6	9.5	101.9	9.1

Total deposits	$1,405.6	100.0%	$1,386.6	100.0%	$1,124.0	100.0%

(1)	Core deposits include noninterest-bearing demand, money market and interest-bearing demand, savings deposits, and time deposits less than $100,000.

Regulatory

In 2009, we entered into a memorandum of understanding with the Federal Reserve and the Bank entered into a memorandum of understanding with the FDIC and the Georgia Department of Banking and Finance. These memorandums of understanding, which relate primarily to the Bank’s asset quality, loan loss reserves and capital, require us to submit plans and report to our regulators regarding the Bank’s loan portfolio and profit plans, among other matters. The Bank is required to maintain its Tier 1 Leverage Capital ratio at not less than 8.0% and an overall well-capitalized position as defined in applicable federal banking rules and regulations during the life of the memorandum of understanding. The memorandums of understanding also restrict our ability to pay cash dividends without the prior consent of our banking regulators.

TARP Capital Purchase Program

On December 19, 2008, as part of the Department of Treasury’s capital purchase program, we sold to the Treasury 48,200 shares of our preferred stock having a liquidation preference of $1,000 per share, and a ten-year warrant to purchase up to 2,266,458 shares of our common stock at an exercise price of $3.19 per share, for an aggregate purchase price of $48.2 million in cash. As described in this prospectus, we intend, if and when appropriate, to use a portion of the proceeds from this offering to redeem some or all of the outstanding shares of preferred stock issued to Treasury, as well as the outstanding warrant issued to Treasury, subject to final approval of Treasury and our federal bank regulator.

Corporate Information

Our principal executive offices are located at 3490 Piedmont Road, Suite 1550, Atlanta, Georgia 30305. Our telephone number is (404) 240-1504. Our website is www.lionbank.com. Information on our website is not incorporated into this prospectus by reference and is not part of this prospectus.

Risk Factors

Before investing, you should carefully consider the information set forth under “Risk Factors,” beginning on page 11, for a description of the risks related to an investment in our common stock.

Summary Consolidated Financial Data

Our summary consolidated financial data presented below as of and for the quarters ended March 31, 2010 and 2009 and the years ended December 31, 2009, 2008, 2007, 2006 and 2005 are derived from certain of our unaudited and audited consolidated financial statements, respectively. Our unaudited consolidated financial statements as of March 31, 2010 and for the quarters ended March 31, 2010 and 2009 can be found in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which is incorporated by reference into this prospectus. Our audited consolidated financial statements as of December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008 and 2007 can be found in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference into this prospectus. The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

	As of and for the
	Quarter Ended March 31,		As of and for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands except per share data)
Summary Balance Sheet:
Assets	$1,884,493	$1,875,323	$1,851,520	$1,763,113	$1,686,484	$1,649,179	$1,405,703
Loans (net)	1,370,116	1,407,842	1,391,018	1,410,171	1,435,456	1,374,811	1,116,865
Allowance for loan losses	29,474	35,503	30,072	33,691	16,557	14,213	12,912
Deposits	1,565,911	1,531,132	1,550,725	1,443,682	1,405,625	1,386,541	1,124,013
Junior subordinated debentures	67,527	67,527	67,527	67,527	67,527	46,908	46,908
Shareholders equity	130,774	133,988	129,685	136,604	99,963	94,647	86,739
Common equity	85,858	89,954	84,989	92,791	99,963	94,647	86,739
Summary Results of Operations Data:
Interest income	$23,232	$23,332	$97,583	$104,054	$113,462	$97,804	$74,016
Interest expense	8,668	12,337	46,009	57,636	66,682	54,275	34,684

Net interest income	14,564	10,995	51,574	46,418	46,780	43,529	39,332
Provision for loan losses	3,975	9,600	28,800	36,550	8,500	3,600	2,900

Net interest income after provision for loan losses	10,589	1,395	22,774	9,868	38,280	39,929	36,432

Noninterest income	6,507	6,815	33,978	17,636	17,911	15,699	14,339
Noninterest expense	16,994	14,020	64,562	48,839	47,203	40,568	35,001

Income (loss) before taxes	102	(5,810)	(7,810)	(21,335)	8,988	15,060	15,770
Income tax expense (benefit)	(93)	(2,434)	(3,955)	(9,099)	2,354	4,686	5,444

Net income (loss)	$195	$(3,376)	$(3,855)	$(12,236)	$6,634	$10,374	$10,326

Net income (loss) available to common shareholders	$(628)	$(4,199)	$(7,148)	$(12,342)	$6,634	$10,374	$10,326
Dividends and accretion on preferred stock	$823	$823	$3,293	$106	N/A	N/A	N/A
Per Share Data:(1)
Net income (loss), basic	$(0.06)	$(0.42)	$(0.71)	$(1.27)	$0.69	$1.09	$1.09
Net income (loss), diluted	(0.06)	(0.42)	(0.71)	(1.27)	0.69	1.09	1.09
Book value	8.25	9.04	8.44	9.42	10.35	9.88	9.10
Common shares outstanding	10,403,013	9,950,020	10,064,299	9,855,413	9,661,445	9,580,763	9,530,268
Weighted average number of shares outstanding:
Basic	10,253,146	9,944,696	10,002,610	9,717,238	9,614,382	9,549,673	9,223,723
Diluted	10,253,146	9,944,696	10,002,610	9,717,238	9,628,766	9,561,410	9,503,917

	As of and for the
	Quarter Ended March 31,		As of and for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands except per share data)
Performance Ratios:
Return on average assets	0.04%	(0.77)%	(0.21)%	(0.70)%	0.41%	0.70%	0.79%
Return on average equity	0.61	(10.13)	(2.91)	(12.43)	6.84	11.67	12.59
Net interest margin	3.40	2.67	2.95	2.84	3.04	3.10	3.17
Efficiency ratio(2)	80.65	78.72	80.46	77.83	72.97	68.49	65.25
Loan to deposit ratio	81.83	87.26	91.64	100.01	103.30	100.18	100.51
Asset Quality Ratios:
Non performing loans to total loans	4.46%	7.29%	4.91%	6.80%	0.99%	0.33%	0.18%
Non performing assets to total assets	4.69	6.59	5.02	6.54	1.43	0.33	0.20
Net charge-offs to average total loans	1.45	2.32	2.44	1.36	0.45	0.19	0.23
Allowance for loan losses to non performing loans	47.23	33.74	43.12	34.33	115.21	309.85	647.87
Allowance for loan losses to total loans	2.30	2.66	2.33	2.43	1.19	1.07	1.17
Capital Ratios:
Equity to assets ratio	6.94%	7.14%	7.00%	7.75%	5.93%	5.74%	6.17%
Common equity to assets ratio(3)	4.56	4.80	4.59	5.26	5.93	5.74	6.17
Leverage ratio	9.11	9.26	9.03	10.04	7.93	8.07	8.64
Tier 1 risk-based capital ratio	11.34	10.58	11.25	11.10	8.43	8.54	9.60
Total risk-based capital ratio	14.08	13.24	13.98	13.67	11.54	10.37	11.97
Growth Rates:
Percentage change in assets	0.5%	8.0%	5.0%	4.5%	2.3%	17.3%	14.9%
Percentage change in net loans	(2.7)	(3.4)	(1.4)	(1.8)	4.4	23.1	13.6
Percentage change in deposits	2.3	9.2	7.4	2.7	1.4	23.4	10.6
Percentage change in shareholders’ equity	(2.4)	32.5	(5.1)	36.7	5.6	9.1	10.1
Other Data:
Number of banking offices	24	24	24	24	24	21	19
Number of employees (FTE’s)	518	438	488	366	406	374	356

(1)	Adjusted for stock dividends.

(2)	Computed by dividing noninterest expense by the sum of net interest income and noninterest income. Securities gains and losses and impairment charges are excluded from noninterest income for calculation purposes.

(3)	Computed by subtracting preferred stock from total equity and dividing by total assets.

The Offering

Common stock offered by us	shares(1)

Common stock outstanding after the offering	shares(2)

Net proceeds	The net proceeds, after underwriting discount and estimated expenses, to us from the sale of the common stock offered will be approximately $ million (or approximately $ million if the underwriters exercise their over-allotment option in full).

Use of proceeds	We intend to use the proceeds of this offering to execute our strategic initiatives, including pursuing FDIC-assisted or other acquisitions of financial institutions, providing capital for organic growth, and for general corporate purposes. When appropriate, we may use some of the proceeds to redeem all or some of the preferred shares and warrant held by Treasury, subject to final approval by the Treasury and our federal banking regulator.

Dividends on common stock	Future dividends are at the discretion of our board of directors and will require a quarterly review of current and projected earnings for the remainder of 2010 in relation to capital requirements prior to the determination of the dividend, and be subject to regulatory restrictions under applicable law and the requirements of the memorandums of understanding we have entered into with our banking regulators. The memorandums of understanding require that, prior to declaring or paying any cash dividends, we obtain the prior consent of its regulators.

The NASDAQ Global Select Market symbol	LION

(1)	The number of shares offered assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional shares.

(2)	The number of shares outstanding after the offering is based on the number of shares outstanding as of May 24, 2010 and assumes that the underwriters’ over-allotment option is not exercised. The number of outstanding shares does not include shares reserved for issuance under our 2006 Equity Incentive Plan or shares underlying outstanding options and warrants. As of May 24, 2010, the Company had outstanding stock options to purchase an aggregate of 494,405 shares of common stock, of which 255,699 shares were vested with a weighted average exercise price of $12.11 per share. We have an additional 152,517 shares reserved for issuance under our 2006 Equity Incentive Plan pursuant to which we may grant additional stock options or issue shares of restricted stock and 2,266,458 shares reserved for issuance under the terms of the warrant issued to Treasury.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in, or incorporated by reference into, this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that reflect our current expectations relating to present or future trends or factors generally affecting the banking industry and specifically affecting our operations, markets and products. Without limiting the foregoing, the words “believes”, “expects”, “anticipates”, “estimates”, “projects”, “intends”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon assumptions we believe are reasonable and may relate to, among other things, the deteriorating economy and its impact on operating results and credit quality, the adequacy of the allowance for loan losses, changes in interest rates, and litigation results. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected for many reasons, including without limitation, changing events and trends that have influenced our assumptions.

These trends and events include (1) the continued decline in real estate values in the Atlanta, Georgia, metropolitan area and in eastern and northern Florida markets; (2) general business and economic conditions; (3) conditions in the financial markets and economic conditions generally and the impact of recent efforts to address difficult market and economic conditions; (4) our liquidity and sources of liquidity; (5) the terms of the U.S. Treasury Department’s equity investment in us, and the resulting limitations on executive compensation imposed through our participation in the TARP Capital Purchase Program; (6) a stagnant economy and its impact on operations and credit quality; (7) uncertainty with respect to future governmental economic and regulatory measures, including the ability of the Treasury to unilaterally amend any provision of the purchase agreement we entered into as part of the TARP Capital Purchase Program, the winding down of governmental emergency measures intended to stabilize the financial system, and numerous legislative proposals to further regulate the financial services industry; (8) unique risks associated with our construction and land development loans; (9) our ability to raise capital; (10) the impact of a recession on our consumer loan portfolio and its potential impact on our commercial portfolio; (11) economic conditions in Atlanta, Georgia; (12) our ability to maintain and service relationships with automobile dealers and indirect automobile loan purchasers and our ability to profitably manage changes in our indirect automobile lending operations; (13) the accuracy and completeness of information from customers and our counterparties; (14) changes in the interest rate environment and their impact on our net interest margin; (15) difficulties in maintaining quality loan growth; (16) less favorable than anticipated changes in the national and local business environment, particularly in regard to the housing market in general and residential construction and new home sales in particular; (17) the impact of and adverse changes in the governmental regulatory requirements affecting us; (18) the effectiveness of our controls and procedures; (19) our ability to attract and retain skilled people; (20) greater competitive pressures among financial institutions in our markets; (21) changes in political, legislative and economic conditions; (22) inflation; (23) greater loan losses than historic levels and an insufficient allowance for loan losses; (24) failure to achieve the revenue increases expected to result from our investments in our growth strategies, including our branch additions and in our transaction deposit and lending businesses; (25) the volatility and limited trading of our common stock; and (26) the impact of dilution on our common stock.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included in this prospectus and are not intended to represent a complete list of all risks and uncertainties in our business. Investors are encouraged to read the related section in our 2009 Annual Report on Form 10-K, including the “Risk Factors” set forth in our Annual Report. Additional information and other factors that could affect future financial results are included in our filings with the Securities and Exchange Commission.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus. Any forward-looking statement speaks only as of the date that the statement was made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which we made the statement or to reflect the occurrence of unanticipated events.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In evaluating an investment in the common stock, you should consider carefully the risks described below, the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2009, which are incorporated by reference in this prospectus, and the risks we have highlighted in other sections of this prospectus These highlight the most significant factors that affect an investment in our common stock. If any of the events described in the risk factors actually occurs, or if additional risks and uncertainties not presently known to us or that we currently deem immaterial, materialize, then our business, results of operations and financial condition could be materially adversely affected. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

A significant portion of the Bank’s loan portfolio is secured by real estate loans in the Atlanta metropolitan area and in the eastern and northern Florida markets, and a continued downturn in real estate market values in those areas may adversely affect our business.

Currently, our lending and other businesses are concentrated in the Atlanta metropolitan area and eastern and northern Florida. As of March 31, 2010, real estate mortgage, construction and commercial real estate loans, accounted for 47.5% of our total loan portfolio. Therefore, conditions in these markets will strongly affect the level of our non performing loans and our results of operations and financial condition. Real estate values and the demand for commercial and residential mortgages and construction loans are affected by, among other things, changes in general and local economic conditions, changes in governmental regulation, monetary and fiscal policies, interest rates and weather. The residential real estate markets in Atlanta and Jacksonville continue to experience a slowdown in sales and continued pricing declines. Continued declines in our real estate markets could adversely affect the demand for new real estate loans and the value and liquidity of the collateral securing our existing loans. Adverse changes in our markets could also reduce our growth rate, impair our ability to collect loan amounts when due and generally affect our financial condition and results of operations.

Construction and land development loans are subject to unique risks that could adversely affect earnings.

Our construction and land development loan portfolio was $133.6 million at March 31, 2010, comprising 9.5% of total loans. During general economic slowdowns, like the one we are currently experiencing, these loans represent higher risk due to slower sales and reduced cash flow that could impact the borrowers’ ability to repay on a timely basis. In addition, regulations and regulatory policies affecting banks and financial services companies undergo continuous change and we cannot predict when changes will occur or the ultimate effect of any changes. Since the latter part of 2006, there has been continued regulatory focus on construction, development and commercial real estate lending. Changes in the federal policies applicable to construction, development or commercial real estate loans make us subject to substantial limitations with respect to making such loans, increase the costs of making such loans, and require us to have a greater amount of capital to support this kind of lending, all of which could have a material adverse effect on our profitability or financial condition.

The allowance for loan losses may be insufficient.

The Bank maintains an allowance for loan losses, which is established and maintained through provisions charged to operations. Such provisions are based on management’s evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, the economic outlook, past loan loss experience, adequacy of underlying collateral and such other factors which, in management’s judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review the Bank’s allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the estimated charge-offs utilized in determining the sufficiency of the allowance for loan losses, we will need additional provisions to increase the allowance. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, regulatory capital, and may have a material adverse effect on our financial condition and results of operations.

Our profitability depends significantly on economic conditions in the Atlanta metropolitan area.

Our success depends primarily on the general economic conditions of the Atlanta metropolitan area and the specific local markets in which we operate. Unlike larger national or regional banks that are more geographically diversified, the Bank provides banking and financial services to customers primarily in the Atlanta metropolitan area including Fulton, Dekalb, Cobb, Clayton, Gwinnett, Rockdale, Coweta and Barrow Counties. The local economic conditions in these areas have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. A significant decline in general economic conditions, caused by a significant economic slowdown, recession, inflation, acts of terrorism, outbreak of hostilities, or other international or domestic occurrences, unemployment, changes in securities markets, or other factors could impact these local economic conditions and, in turn, have a material adverse effect on our financial condition and results of operations.

The Bank may be unable to maintain and service relationships with automobile dealers and the Bank is subject to their willingness and ability to provide high quality indirect automobile loans.

The Bank’s indirect automobile lending operation depends in large part upon the ability to maintain and service relationships with automobile dealers, the strength of new and used automobile sales, the loan rate and other incentives offered by other purchasers of indirect automobile loans or by the automobile manufacturers and their captive finance companies, and the continuing ability of the consumer to qualify for and make payments on high quality automobile loans. There can be no assurance the Bank will be successful in maintaining such dealer relationships or increasing the number of dealers with which the Bank does business, or that the existing dealer base will continue to generate a volume of finance contracts comparable to the volume historically generated by such dealers, which could have a material adverse effect on our financial condition and results of operations.

We have entered into memorandums of understanding under which our regulators require us to take certain actions.

Since 2009, we have been subject to a memorandum of understanding issued by the Federal Reserve and the Bank has been subject to a memorandum of understanding issued by the Georgia Department of Banking and Finance and the FDIC. While the memorandums of understanding remain in place, neither we nor the Bank may pay cash dividends without the prior written consent of the banking regulators and the Bank may not extend any additional credit to any borrower that has been charged off by the Bank or classified as substandard, doubtful or loss in any report of examination as long as the credit remains uncollected without the prior consent of the banking regulators. The Bank is also required to maintain a minimum leverage capital ratio of at least 8.0%. We believe that we are in compliance with the memorandums of understanding. However, there is no assurance that our regulators will determine that we are in full compliance. Any material failure to comply with the terms of the memorandums of understanding could result in further enforcement action by the supervisory authorities.

The earnings of financial services companies are significantly affected by general business and economic conditions.

Our operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include recession, short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which we operate, all of which are beyond our control. Deterioration in economic conditions could result in an increase in loan delinquencies and non performing assets, decreases in loan collateral values and a decrease in demand for our products and services, among other things, any of which could have a material adverse impact on our financial condition and results of operations.

Our business may be adversely affected by conditions in the financial markets and economic conditions generally and there can be no assurance that recent efforts to address difficult market and economic conditions will be effective.

The capital and credit markets have experienced unprecedented levels of volatility and disruption over the last two years. As a consequence of the economic slowdown, business activity across a wide range of industries face serious difficulties due to the lack of consumer spending and the lack of liquidity in the global credit markets. Unemployment has also increased significantly. The general business environment has had an adverse effect on our business, and there can be no assurance that the environment will improve in the near term. Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Legislative and regulatory actions taken now or in the future may have a significant adverse effect on our operations.

Recent events in the financial services industry and, more generally, in the financial markets and the economy, have led to various proposals for changes in the regulation of the financial services industry. For example, one of the financial services reform bills currently under consideration in Congress includes provisions that would require bank holding companies to exclude trust preferred securities from consolidated Tier 1 capital. There can be no assurance that this particular provision, or any other aspects of current proposed regulatory or legislative changes to laws applicable to the financial industry will ultimately be enacted or adopted. However, any such changes, if enacted or adopted, may impact the profitability of our business activities, require we raise additional capital or change certain of our business practices, require us to divest certain business lines, materially affect our business model or affect retention of key personnel, and could expose us to additional costs, including increased compliance costs. These changes may also require us to invest significant management attention and resources to make any necessary changes, and could therefore also adversely affect our business and operations.

Liquidity is essential to our businesses and we rely on external sources to finance a significant portion of our operations.

Liquidity is essential to our businesses. Our liquidity could be substantially affected in a negative fashion by an inability to raise funding in the long-term or short-term debt capital markets or the equity capital markets or an inability to access the secured lending markets. Factors that we cannot control, such as disruption of the financial markets or negative views about the financial services industry generally, could impair our ability to raise funding. In addition, our ability to raise funding could be impaired if lenders develop a negative perception of our long-term or short-term financial prospects. Such negative perceptions could be developed if we suffer a decline in the level of our business activity or regulatory authorities take significant action against us, among other reasons. If we are unable to raise funding using the methods described above, we would likely need to finance or liquidate unencumbered assets to meet maturing liabilities. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our results of operations and financial condition.

Future dividend payments and common stock repurchases are restricted by the terms of the Treasury’s equity investment in us.

Under the terms of the Capital Purchase Program, until the earlier of the third anniversary of the date of issuance of the preferred shares and the date on which the preferred shares have been redeemed in whole or the Treasury has transferred all of the preferred shares to third parties, we are prohibited from increasing dividends on our common stock from the last quarterly cash dividend per share ($0.01) declared on the common stock prior to December 19, 2008, as adjusted for subsequent stock dividends and other similar actions, and from making certain repurchases of equity securities, including our common stock, without the Treasury’s consent. Furthermore, as long as the preferred shares are outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

We may not be able to attract and retain skilled people, especially considering the limitations on executive compensation imposed through our participation in the Capital Purchase Program.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities that we engage in can be intense and we may not be able to hire people or to retain them. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our markets, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

As part of our participation in the Capital Purchase Program, we agreed to be bound by certain executive compensation restrictions, including limitations on severance payments and the clawback of any bonus and incentive compensation that were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria. Subsequent to the issuance of the preferred shares, new legislation was enacted, which provides more stringent limitations on severance pay and the payment of bonuses. To the extent that any of these compensation restrictions do not permit us to provide a comprehensive compensation package to our key employees that is competitive in our markets, we may have difficulty in attracting, retaining and motivating our key employees, which could have an adverse effect on our results of operations.

The terms governing the issuance of the preferred shares to the Treasury may be changed, the effect of which may have an adverse effect on our operations.

The terms of the agreement which we entered into with the Treasury provide that the Treasury may unilaterally amend any provision of the agreement to the extent required to comply with any changes in applicable federal law that may occur in the future. We have no assurances that changes in the terms of the transaction will not occur in the future. Such changes may place restrictions on our business or results of operations, which may adversely affect the market price of our common stock.

Fluctuations in interest rates could reduce our profitability and affect the value of our assets.

Like other financial institutions, our earnings and cash flows are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa. In addition, the individual market interest rates underlying our loan and deposit products (e.g., prime versus competitive market deposit rates) may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, our earnings may be negatively affected. Also, the volume of non performing assets will negatively impact average yields if and as it increases. In addition, loan volume and quality and deposit volume and mix can be affected by market interest rates. Changes in levels of market interest rates, including the current rate environment, could materially adversely affect our net interest spread, asset quality, origination volume and overall profitability.

In September 2007, the Federal Reserve began lowering the targeted Federal funds rate, reducing the rate to 4.25% by the end of 2007. In 2008, as the economic crisis deepened, the Federal Reserve continued to lower interest rates to a historic low of .25% where it remained for all of 2009. While these short-term market interest rates (which we use as a guide to price our deposits) decreased, the yield on our earning assets decreased more quickly which in combination with heavy competition for deposit accounts had a negative impact on our interest rate spread and net interest margin during 2008 and into 2009. Income could also be adversely affected if the interest rates paid on deposits and other borrowings increase quicker than the interest rates received on loans and other investments during periods of rising interest rates.

We principally manage interest rate risk by managing our volume and the mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition, and results of operations could be materially harmed.

Changes in the level of interest rates also may negatively affect our ability to originate loans, the value of our assets, and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

We operate in a highly competitive industry and markets.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and have more financial resources. Such competitors primarily include national, regional, and community banks within the markets in which we operate. Additionally, various out-of-state banks continue to enter the markets in which we currently operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services, as well as better pricing for those products and services. A weakening in our competitive position, could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

We are subject to extensive governmental regulation.

We are subject to extensive supervision and regulation by Federal and state governmental agencies. Current and future legislation, regulations, and government policy could adversely affect us and the financial institution industry as a whole, including the cost of doing business. Although the impact of such legislation, regulations, and policies cannot be predicted, future changes may alter the structure of, and competitive relationships among, financial institutions and the cost of doing business, which could have a material adverse effect on our financial condition and results of operations.

Our growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by Federal regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources will satisfy our capital requirements for the foreseeable future.

We may at some point, however, need to raise additional capital to support our growth. If we raise capital through the issuance of additional shares of our common stock or other securities, it would dilute the ownership interest of our current shareholders and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders, which may adversely impact our current shareholders.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure that we will have the ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through organic growth or acquisitions could be materially impaired, which could have a material adverse effect on our financial condition and results of operations.

The building of market share through our branch strategy could cause our expenses to increase faster than revenues.

We intend to continue to build market share in the greater Atlanta metropolitan area through our branch strategy. While we have no commitments to branch during 2010, there are branch locations under consideration and others may become available. There are considerable costs involved in opening branches and new branches generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence. Accordingly, any new branch can be expected to negatively impact our earnings for some period of time until the branch reaches certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of new branches. Finally, we have no assurance that new branches will be successful, even after they have been established.

Potential acquisitions may disrupt our business and dilute shareholder value.

From time to time, we may evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions. There is no assurance that any acquisitions will occur in the future. However, if we do acquire other banks, businesses, or branches, such acquisitions would involve various risks, including the following:

•	potential exposure to unknown or contingent liabilities of the target company;

•	exposure to potential asset quality issues of the target company;

•	difficulty and expense of integrating the operations and personnel of the target company;

•	potential disruption to our business;

•	potential diversion of management’s time and attention;

•	the possible loss of key employees and customers of the target company;

•	difficulty in estimating the value of the target company; and

•	potential changes in banking or tax laws or regulations that may affect the target company.

If we were to pay for acquisitions with shares of our common stock, some dilution of our tangible book value and net income per common share may occur since acquisitions may involve the payment of a premium over book and market values. Furthermore, failure to realize the expected benefits of an acquisition, such as anticipated revenue increases, cost savings, or increased geographic or product presence, could have a material adverse effect on our financial condition and results of operations.

Our controls and procedures may fail or be circumvented.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, and financial condition.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We are subject to claims and litigation.

From time to time, customers and others make claims and take legal action pertaining to our performance of our responsibilities. Whether customer claims and legal action related to our performance of our responsibilities are founded or unfounded, or if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Further increases in FDIC premiums could have a material adverse effect on our future earnings.

The FDIC insures deposits at FDIC insured financial institutions, including the Bank. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at an adequate level. In light of current economic conditions, the FDIC has increased its assessment rates and imposed special assessments. The FDIC may further increase these rates and impose additional special assessments in the future, which could have a material adverse effect on future earnings.

There are substantial regulatory limitations on changes of control of bank holding companies.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock.

Risks Related to our Common Stock

Our stock price can be volatile.

Stock price volatility may make it more difficult for shareholders to resell common stock when they want and at prices they find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

•	news reports relating to trends, concerns and other issues in the financial services industry;

•	actual or anticipated variations in quarterly results of operations;

•	recommendations by securities analysts;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	perceptions in the marketplace regarding us and/or our competitors;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	changes in government laws and regulation; and

•	geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors, and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease, regardless of operating results.

Our common stock trading volume is less than that of other larger financial services companies.

Although our common stock is listed for trading on the NASDAQ Global Select Market, the trading volume in our common stock is less than that of larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

The exercise of the warrant held by the Treasury would dilute existing shareholders’ ownership interest and may make it more difficult for us to take certain actions that may be in the best interest of shareholders.

In addition to the issuance of the preferred shares, we also granted to the Treasury a warrant to purchase 2,266,458 shares of common stock at a price of $3.19 per share. If the Treasury exercises the entire warrant, it would result in a significant dilution to the ownership interest of our existing shareholders and dilute the earnings per share value of our common stock. Further, if the Treasury exercises the entire warrant, it will become the second largest shareholder of Fidelity. The Treasury has agreed that it will not exercise voting power with regard to the shares that it acquires by exercising the warrant. However, Treasury’s abstention from voting may make it more difficult for us to obtain shareholder approval for those matters that require a majority of total shares outstanding, such as a business combination involving Fidelity.

We may issue additional shares of common stock or equity derivative securities that will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

Our authorized capital includes 50,000,000 shares of common stock. At May 24, 2010, we had 10,595,798 shares of common stock outstanding and had outstanding stock options to purchase an aggregate of 494,405 shares of common stock, of which 255,699 shares were vested with a weighted average exercise price of $12.11 per share. We had an additional 152,571 shares reserved for issuance under our 2006 Equity Incentive Plan pursuant to which we may grant additional stock options or issue shares of restricted stock. Subject to applicable NASDAQ rules, our board of directors generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of common stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. We may seek additional equity capital in the future as we develop our business and expand our operations. Any issuance of additional shares of common stock or equity derivative securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Shares we issue in connection with this offering will increase the total number of outstanding shares and dilute the percentage ownership interest of our existing shareholders.

Because our management will have broad discretion over the use of the net proceeds from the offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.

We intend to use the proceeds of this offering to execute our strategic initiatives, including pursuing FDIC-assisted or other acquisitions of financial institutions, providing capital for organic growth, and for general corporate purposes. When appropriate, we may use some of the proceeds to redeem all or some of the preferred shares and warrant held by Treasury, subject to final approval by the Treasury and our federal banking regulator. Our management may allocate the proceeds among these purposes as it deems appropriate. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. It is possible that we may invest the proceeds in a way that does not yield a favorable, or any, return for us or the investor.

Our ability to pay dividends on and repurchase our common stock is restricted.

Future dividends will require a quarterly review of current and projected earnings for the remainder of 2010 in relation to capital requirements prior to the determination of the dividend, and be subject to regulatory restrictions under applicable law and the requirements of the memorandums of understanding. The memorandums of understanding require that, prior to declaring or paying any cash dividends, we must obtain the prior consent of our regulators. Even if we decide to pay cash dividends in the future and our regulators permit us to do so, our ability to do so will be limited by the regulatory restrictions described in the following sentence, by the Bank’s ability to pay cash dividends to us based on its capital position and profitability, and by our need to maintain sufficient capital to support the Bank’s operations. The ability of the Bank to pay cash dividends to us is limited by its obligations to maintain sufficient capital and by other restrictions on its cash dividends that are applicable to Georgia state banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay cash dividends on our common stock.

At March 31, 2010, we had $67.5 million in face amount of outstanding trust preferred securities. We believe that we have sufficient reserves at Fidelity Southern to meet our payment obligations under the trust preferred securities during the next 12 months. An inability of the Bank to pay cash dividends to us could affect our future ability to make interest payments on our trust preferred securities. In the event we were to default in payments due with respect to the trust preferred securities or otherwise defer payments under the terms of the trust preferred agreements, we would be prohibited from declaring or paying dividends on our common stock.

These restrictions, together with the potentially dilutive impact of the warrant discussed in the “Description of Capital Stock” section, could have a negative effect on the value of our common stock.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus supplement and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

The common stock is equity and, therefore, is subordinate to our and our subsidiaries’ indebtedness and any preferred stock, including the Series A Preferred Stock.

Shares of our common stock represent equity interests in the Company and do not constitute indebtedness. As such, shares of our common stock will rank junior to all current and future indebtedness and other non-equity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of our company. We may incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness.

Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock then outstanding. Our board of directors is authorized to cause us to issue preferred stock, in one or more series, without any action on the part of our shareholders. If we issue shares of preferred stock that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue shares of preferred stock with voting rights that dilute the voting power of our common stock, then the rights of holders of our common stock or the market price of our common stock could be adversely affected.

The dividends payable on the Series A Preferred Stock are cumulative, and the liquidation amount of the Series A Preferred Stock is $1,000 per share. In the event of our bankruptcy, dissolution or liquidation, the holders of the Series A Preferred Stock will receive distributions of our available assets prior to the holders of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering, at an assumed public offering price of $      per share (based on the five trading day average of the reported closing sale prices of our common stock on the NASDAQ Global Select Market through          , 2010), after deducting the underwriting discount and our estimated offering expenses, will be approximately $      million. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $      million. We intend to use the proceeds of this offering to execute our strategic initiatives, including pursuing FDIC-assisted and other acquisitions of financial institutions as opportunities arise, providing capital for organic growth, and for general corporate purposes. When appropriate, we may use some of the proceeds to redeem all or some of the preferred shares and warrant held by Treasury, subject to final approval by the Treasury and our federal banking regulator.

Our management will retain broad discretion in deciding how to allocate the net proceeds of this offering. Until we designate the use of the net proceeds, we will invest them temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

CAPITALIZATION

The following table shows our capitalization as of March 31, 2010. Our capitalization is presented on a historical basis and on an as-adjusted basis to give effect to the sale of      shares in this offering, as if the offering had been completed as of March 31, 2010 and assuming:

•	the net proceeds of the offering are approximately $ million, after deducting the estimated underwriting discount of $ million and estimated offering expenses of approximately $ ;

•	the underwriters’ over-allotment option is not exercised; and

•	a public offering price of $ per share.

The following data should be read together with our consolidated financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and Annual

Report on Form 10-K for the year ended December 31, 2009 which are incorporated by reference into this prospectus.

	March 31, 2010
	Actual	As Adjusted
	(Dollars in thousands)

Long-Term Indebtedness:
Junior subordinated debentures(1)	$67,527	$67,527
FHLB Advances	50,000	50,000
Shareholders’ Equity:(2)
Preferred stock, no par value. Authorized 10,000,000; 48,200 shares issued and outstanding, net of discount	44,916	44,916 (3)
Common stock, no par value. Authorized 50,000,000; issued and outstanding 10,403,013; 16,619,229 issued and outstanding, as adjusted	54,457	108,632
Accumulated other comprehensive income, net of taxes	318	318
Retained earnings	31,083	31,083

Total shareholders’ equity	130,774	184,949

Total capitalization(4)	$248,301	$302,476

Capital Ratios:
Equity to assets ratio (average equity to average assets)	7.01%	9.94%
Leverage ratio	9.11%	13.02%
Tier 1 risk-based capital ratio	11.34%	16.20%
Total risk-based capital ratio	14.08%	17.72%

(1)	Subordinated debentures associated with outstanding trust preferred securities.

(2)	As of May 24, 2010, we had 10,595,798 shares of common stock outstanding and had outstanding stock options to purchase an aggregate of 494,405 shares of common stock, of which 255,699 shares were vested with a weighted average exercise price of $12.11 per share. We had an additional 152,571 shares reserved for issuance under our 2006 Equity Incentive Plan pursuant to which we may grant additional stock options or issue shares of restricted stock.

(3)	Assumes all of the outstanding shares of preferred stock issued to Treasury pursuant to its capital purchase program remain outstanding.

(4)	Includes long-term indebtedness and total shareholders’ equity.

MARKET FOR OUR COMMON STOCK

Our common stock is listed on the NASDAQ Global Select Market under the symbol “LION.” As of May 24, 2010, we had 10,595,798 shares of common stock outstanding and approximately 858 shareholders of record. The last reported sales price of our common stock on May   , 2010 was $      per share.

The following table shows the reported high and low closing prices for shares of our common stock published by NASDAQ beginning with the first quarter of 2008.

	High	Low

2010
Second Quarter (through May , 2010)	$—	$—

First Quarter	5.79	3.29
2009
Fourth Quarter	$4.63	$2.47
Third Quarter	3.25	2.55
Second Quarter	3.17	2.21
First Quarter	4.16	1.09
2008
Fourth Quarter	$4.55	$1.75
Third Quarter	5.22	3.26
Second Quarter	8.11	4.15
First Quarter	9.17	7.13

DIVIDEND POLICY

Generally, dividends that may be paid by the Company or the Bank to us are subject to certain regulatory limitations. In particular, under the Georgia corporate code, we are prohibited from declaring or paying dividends in excess of net earnings or in a manner in which increases our debt. Under Georgia banking law applicable to Georgia state chartered commercial banks such as the Bank, the approval of the Georgia Department of Banking and Finance will be required if the total of all dividends declared in any calendar year by the Bank exceeds 50.0% of the Bank’s net profits for the prior year or if certain other provisions relating to classified assets and capital adequacy are not met. Based on this rule, at December 31, 2009 and 2008, the Bank could not pay any dividends without regulatory approval.

We declared approximately $1.8 million and $3.4 million in cash dividends on common stock in 2008 and 2007, respectively. We did not declare any cash dividends in 2009. However, for each quarter of 2009 and in January and April of 2010, we declared a quarterly stock dividend of one share for every 200 shares owned as of each quarterly record date. Management cannot assure that this trend will continue. Future dividends will require a quarterly review of current and projected earnings for the remainder of 2010 in relation to capital requirements prior to the determination of the dividend, and be subject to regulatory restrictions under applicable law and the requirements of the memorandums of understanding we have entered into with our regulators.

The memorandums of understanding require that, prior to declaring or paying any cash dividends, we must obtain the prior consent of our regulators. In addition, pursuant to the terms of the agreement entered into with the Treasury under the Capital Purchase Program, our ability to declare or pay dividends or distributions of its common stock is subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share ($0.01) declared on the common stock prior to December 19, 2008, as adjusted for subsequent stock dividends and other similar actions. In addition, as long as the preferred shares are outstanding, dividend payments are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. This restriction will terminate on the third anniversary of the date of issuance of the preferred shares or, if earlier, the date on which the preferred shares have been redeemed in whole or the Treasury has transferred all of the preferred shares to third parties. In the event we were to default in payments due with respect to the trust preferred securities or otherwise defer payments under the terms of the trust preferred agreements, we would also be prohibited from declaring or paying dividends.

The following schedule summarizes cash dividends we declared and paid per share of common stock:

	Dividends
	2010		2009	2008

First Quarter	$—		$—	$.09
Second Quarter	—	(1)	—	.09
Third Quarter	N/A		—	.01
Fourth Quarter	N/A		—	—

For the Year	$—		$—	$.19

(1)	Through May , 2010

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The first table set forth immediately below reflects the number of shares of common stock that to our knowledge were beneficially owned as of May 24, 2010, by each person known to be the beneficial owner of more than five percent of the common stock of Fidelity. The second table set forth immediately below reflects the number of shares of common stock beneficially owned as of May 24, 2010 by (1) each director, (2) each executive officer named in the summary compensation table in our proxy statement for our 2010 annual meeting, as required under Item 402(a)(3) of Regulation S-K, and (3) all directors and executive officers as a group.

Unless otherwise indicated, each of the named individuals and each member of the group has sole or shared voting power or investment power with respect to the shares shown. Unless otherwise indicated, the address of each person or entity named in the table is c/o Fidelity Southern Corporation, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305.

The number of shares beneficially owned by each shareholder is determined under rules promulgated by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares as to which the individual has the right to acquire beneficial ownership within 60 days of May 24, 2010, through the exercise of any stock option, warrant, or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of those shares.

Security Ownership of Certain Beneficial Owners

	Amount and Nature of
Name of Beneficial Owner	Beneficial Ownership	Percent of Class

Sagus Partners LLC	962,443	9.08%
3399 Peachtree Road #2040
Atlanta, GA 30326
Tontine Partners, LP	626,678	5.91%
55 Railroad Avenue, 3rd Floor
Greenwich, CT 06830-6378
Marshall & Ilsley Trust Co. N.A., as Trustee for the Fidelity Southern Corporation 401(k) Plan	551,681 (1)	5.21%
111 East Kilbourn Avenue, Suite 200
Milwaukee, WI 53202-6672

Security Ownership of Management

	Amount and Nature of
Name of Beneficial Owner	Beneficial Ownership		Percent of Class

James B. Miller, Jr.	3,143,699	(2)	29.53%
Major General (Ret) David R. Bockel	21,867	(3)	*
Edward G. Bowen, M.D.	27,295	(4)	*
Millard Choate	191,150	(5)	1.80%
Dr. Donald A. Harp, Jr.	10,960		*
Kevin S. King	16,338	(6)	*
William C. Lankford, Jr.	1,101		*
H. Palmer Proctor, Jr.	180,827	(7)	1.69%
W. Clyde Shepherd III	102.538	(8)	*
Rankin M. Smith, Jr.	221,026	(9)	2.09%
Stephen H. Brolly	42,253	(10)	*
David Buchanan	117,583	(11)	1.11%

All directors and executive officers as a group (12 persons)	4,076,637	(12)	37.85%

*	Less than 1%.

(1)	The named executive officers have the authority to vote the shares of the 401(k) Plan.

(2)	Includes 50,000 shares that Mr. Miller has the right to acquire pursuant to outstanding stock options, 352,351 shares held by Mr. Miller’s children, grandchildren, and family trust, and 196,693 shares held by Berlin American, LLC and Berlin American Company II, LLC, companies of which Mr. Miller and his wife’s estate own 40%. Also includes 92,405 shares owned by his wife’s estate.

(3)	Includes 667 shares that Major General (Ret) Bockel has the right to acquire pursuant to outstanding stock options, and 272 shares held by Major General (Ret) Bockel’s wife.

(4)	Includes 667 shares that Dr. Bowen has the right to acquire pursuant to outstanding stock options, and 10,932 shares held by Dr. Bowen as trustee for Target Benefit Plan.

(5)	Includes 61,974 shares owned by a family partnership.

(6)	Includes 667 shares that Mr. King has the right to acquire pursuant to outstanding stock options, and 4,548 shares held by Mr. King’s wife.

(7)	Includes 75,000 shares that Mr. Proctor has the right to acquire pursuant to outstanding stock options, 1,995 shares held by Mr. Proctor’s children, and 5,357 shares held by Mr. Proctor’s wife.

(8)	Includes 667 shares that Mr. Shepherd has the right to acquire pursuant to outstanding stock options, and 35,754 shares held by a Shepherd family trust and 5,175 shares held by a family partnership.

(9)	Includes 667 shares that Mr. Smith has the right to acquire pursuant to outstanding stock options, and 304 shares owned by Mr. Smith’s wife.

(10)	Includes 8,333 shares that Mr. Brolly has the right to acquire pursuant to outstanding stock options.

(11)	Includes 38,333 shares that Mr. Buchanan has the right to acquire pursuant to outstanding stock options.

(12)	Includes 175,001 shares that the beneficial owners have the right to acquire pursuant to outstanding stock options.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 50,000,000 shares of common stock, no par value, and 10,000,000 shares of undesignated preferred stock, no par value. As of May 24, 2010, there were 10,595,798 shares of common stock outstanding and 48,200 shares of our Series A Preferred Stock outstanding.

Common Stock

Holders of common stock are entitled to cast one vote for each share held of record, to receive such dividends as may be declared by the board of directors out of legally available funds, and, subject to the rights of any class of stock having preference to the common stock, to share ratably in any distribution of our assets after payment of all debts and other liabilities upon liquidation, dissolution or winding up. Shareholders do not have cumulative voting rights or preemptive rights or other rights to subscribe for additional shares, and the common stock is not subject to conversion or redemption.

The memorandums of understanding, to which we are subject, require that, prior to declaring or paying any cash dividends, we must obtain the prior consent of our regulators. Pursuant to the terms of the agreement we have entered into with Treasury, our ability to declare or pay dividends or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of our common stock is subject to restrictions, including a restriction against increasing dividends on the common stock above $0.01 per share. These restrictions will terminate on the earlier of (a) the third anniversary of the date of issuance of the preferred shares and (b) the date on which all of the preferred shares have been redeemed or Treasury has transferred all of the preferred shares to third parties. In addition, our ability to declare or pay dividends or distributions on, or repurchase, redeem or otherwise acquire for consideration, shares of our common stock is subject to restrictions in the event that we fail to declare and pay full dividends (or declare and set aside a sum sufficient for payment thereof) on the preferred shares.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “LION.”

Preferred Stock and the Warrant

Our board of directors may, from time to time, by action of a majority, issue shares of the authorized, undesignated preferred stock, in one or more classes or series. In connection with any such issuance, the board of directors may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock.

As of the date hereof, the board of directors has created one series of preferred stock, the Series A Preferred Stock, which was issued to the Treasury. The Series A Preferred Stock consists of 48,200 shares having a liquidation amount per share equal to $1,000. The Series A Preferred Stock pays cumulative dividends at a rate of 5.0% per year for the first five years and thereafter at a rate of 9.0% per year, prior to the payment of dividends on any shares of our common stock. Subject to the approval of our banking regulators, we may utilize some or all of the proceeds of this offering, at our option, to redeem the Series A Preferred Stock at the liquidation amount plus accrued and unpaid dividends.

The Series A Preferred Stock is non-voting, except in limited circumstances. Prior to the third anniversary of issuance, unless we have redeemed all of the Series A Preferred Stock or the Treasury has transferred all of the Series A Preferred Stock to a third party, the consent of the Treasury will be required for us to increase its common stock dividend or repurchase its common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement. In the event that we do not pay dividends on the Series A Preferred Stock for six dividend periods, whether or not consecutive, the size of our board of directors will automatically be increased by two and the holders of the Series A Preferred Stock shall have the right to elect two directors to fill such newly created directorships at the next annual meeting and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods, including the latest completed dividend period, on all outstanding shares of Series A Preferred Stock have been declared and paid in full. The foregoing description of the Series A Preferred Stock is qualified in its entirety by reference to the Articles of Amendment to the Articles of Incorporation designating such series.

We have also issued a warrant to the Treasury to purchase up to 2,266,458 shares of our common stock at an exercise price of $3.19 per share, for an aggregate purchase price of $48.2 million in cash. The shares of common stock issuable upon exercise of the warrant in accordance with its terms will be fully paid, validly issued and nonassessable.

Anti-takeover Effects

The provisions of our Articles of Incorporation and by-laws summarized in the following paragraphs may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in the shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult. Applicable federal and state laws may also restrict such tender offers or takeovers.

Board Discretion to Oppose Tender Offer

Our Articles of Incorporation provide that the board of directors may, if it deems advisable, oppose a tender or other offer, and take any lawful action to accomplish its purpose. In considering whether to oppose a tender offer, the board may, but is not legally obligated to consider any pertinent issues, and may determine, consistent with its fiduciary duties, to take action such as advising shareholders not to accept an offer, litigation against the offeror, filing complaints with governmental and regulatory authorities, acquiring our securities, selling or otherwise issuing authorized but unissued securities or granting options, acquiring another company, and soliciting an offer from another person.

Supermajority Required for Certain Transactions

Our Articles of Incorporation require that any merger, liquidation or dissolution of Fidelity Southern, or any action that would result in the same, or other disposition of all or substantially all of our assets (other than certain security or pledging arrangements), requires approval by affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the issued and outstanding shares then entitled to vote on such matters.

Authorized but Unissued Stock

The authorized but unissued shares of common stock and preferred stock will be available or future issuance without shareholder approval, subject to applicable NASDAQ rules. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable our board of directors to issue shares to persons aligned with current management, which could render more difficult or discourage any attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

Number of Directors

Our by-laws provide that, generally, the number of directors may not consist of fewer than three or more than 24 members. Our shareholders fix the number of directors at each annual meeting; provided that the shareholders may, by affirmative vote of the holders of a majority of the shares entitled to vote in an election of directors, increase or decrease the number of directors and add or remove directors with or without cause at any time. Our board of directors may, by its action, increase the number of directors by two and elect directors to fill those vacancies, so long as the total number of directors does not exceed 24.

Shares Eligible for Future Sale

Upon completion of this offering, we will have      shares of common stock outstanding, or      shares if the underwriters exercise their over-allotment option in full. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by our “affiliates,” which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. Directors and executive officers will generally be deemed to be affiliates. Shares held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

In general, under Rule 144, an affiliate or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1.0% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in “brokers’ transactions,” as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of our common stock by affiliates under Rule 144 difficult. Rule 144 also requires persons holding restricted securities to hold the shares for at least six months before sale.

Transfer Agent

The transfer agent for our common stock is BNY Mellon Shareowner Services, 480 Washington Boulevard, 27th Floor, Jersey City, NJ 07310-1900.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through Sandler O’Neill & Partners, L.P., as the representative of the underwriters. We have entered into an underwriting agreement with the underwriters, dated     , 2010. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Sandler O’Neill & Partners, L.P.
FIG Partners, LLC

Total

The underwriters are committed to purchase and pay for all such shares of common stock, if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

We have granted to the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to      additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock.

The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price, less a concession not in excess of $      per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $      per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

		Total	Total
		Without	With
	Per Share	Over-Allotment	Over-Allotment

Price to public	$	$	$
Underwriting discount(1)
Proceeds to us, before expenses

(1)	The underwriting discount is $ per share, except with respect to shares sold to our officers, directors and employees for which the underwriting discount is $ per share.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $450,000 and are payable by us. We have agreed to reimburse the underwriters for their actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters’ counsel, subject to a cap.

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

Lock-up Agreement.  We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of the underwriting agreement through and including the date that is 90 days after the date of the underwriting agreement, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, or any or securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities that are substantially similar to our common stock, without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise. The 90-day restricted period will be automatically extended if (1) during the period that begins on the date that is 15 calendar days plus three (3) business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day-period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the date that is 15 calendar days plus three (3) business days after the date on which the earnings release is issued or the material news or event occurs.

The restrictions described in the preceding paragraph will not apply to (1) the issuance by us of common stock to the underwriters pursuant to the underwriting agreement; (2) the issuance by us of options to purchase common stock or restricted shares of common stock pursuant to the terms of our equity incentive plans described in this prospectus, (3) common stock pledged by any of our officers or directors in a bona fide transaction outstanding as of the date of the prospectus to a lender, as disclosed in writing to the underwriter, (4) pursuant to the exercise of stock options that have been granted by the Company pursuant to the equity incentive plans described in this prospectus; provided that any shares of common stock issued to an executive officer or director, individually or as fiduciary, shall be held in accordance with the terms of the lock-up agreement; (5) a bona fide gift or gifts by any of our officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph; (6) a transfer by any of our officers or directors to any trust for the direct or indirect benefit of that officer or director or his or her immediate family, provided that the trustee of the trust agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value; or (7) shares issued pursuant to our direct stock purchase and dividend reinvestment plan. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

The underwriters may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Indemnity.  We and the Bank have agreed to jointly and severally indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing, there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making.  In connection with the offering, the underwriter and selected dealers, if any, who are qualified market makers on the NASDAQ Global Select Market, may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s daily average trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making at any time.

Other.  From time to time, the underwriters have provided, and may continue to provide, investment banking services to us in the ordinary course of their businesses, and have received, and may continue to receive, compensation for such services.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC. Certain legal matters relating to the sale of the common stock offered hereby will be passed upon for the underwriters by Kilpatrick Stockton LLP.

EXPERTS

The consolidated financial statements of Fidelity Southern Corporation appearing in Fidelity Southern Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2009, and the effectiveness of Fidelity Southern Corporation’s internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

•	our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 10, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 7, 2010;

•	our Definitive Proxy Statement, filed with the SEC on March 17, 2010;

•	our Current Report on Form 8-K, filed with the SEC on April 21, 2010; and

•	all of our other reports filed with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act or proxy or information statements filed under Section 14 of the Exchange Act since December 31, 2009 and before the date of this Registration Statement.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, Georgia 30305
(404) 240-1504

We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. That information can be examined without charge at the public reference facilities of the SEC located at 100 F. Street, N.E., Washington, D.C. 20549, and copies of the material can be obtained from the SEC at prescribed rates. The SEC telephone number is 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including us. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, the contract or document.

In addition, we make available, without charge, through the “Investor Relations” section of our website, www.lionbank.com, electronic copies of our filings with the SEC, including copies of Annual Reports on Form 10-K, each Quarterly Report on Form 10-Q, each Current Report on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in our website.

           Shares

Common Stock

PROSPECTUS

          , 2010

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and FINRA filing fee.

Amount to be Paid

SEC Registration Fee	$4,100
FINRA Filing Fee	6,250
Legal Fees and Expenses	325,000
Accounting Fees and Expenses	75,000
Printing and Engraving Expenses	25,000
Miscellaneous	14,650

Total	$450,000

Item 14.	Indemnification of Directors and Officers.

Sections 14-2-851 and 14-2-857 of the Georgia Business Corporation Code provide that a corporation may indemnify its directors and officers against civil and criminal liabilities. Directors and officers may be indemnified if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, if they have not been adjudged liable on the basis of the improper receipt of a personal benefit and, with respect to any criminal action, if they had no reasonable cause to believe their conduct was unlawful. A director or officer may be indemnified against expenses incurred in connection with a derivative suit if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation. Statutory indemnification is not exclusive of any rights provided by any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Fidelity’s by-laws contain indemnification provisions that provide that directors and officers of Fidelity will be indemnified if they are successful on the merits or otherwise in the defense of any proceeding or any claim, issue or matter involved in the proceeding. The indemnification provisions also provide that Fidelity will indemnify directors and officers when they meet the applicable standard of conduct, regardless if they are successful in the defense of the proceeding or claim, issue or matter. The applicable standard of conduct is met if the director or officer acted in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Fidelity. The standard of conduct with respect to any criminal action or proceeding is met if the director had no reasonable cause to believe his or her conduct was unlawful. Whether the applicable standard of conduct has been met is determined by the board of directors, the stockholders or independent legal counsel in each specific case.

Fidelity may also provide for greater indemnification than that set forth in its by-laws if it chooses to do so, subject to approval by Fidelity’s stockholders. Fidelity may not, however, indemnify a director for liability arising out of circumstances that constitute exceptions to limitation of a director’s liability for monetary damages, as described below. Fidelity may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him or her in any such capacity, whether or not Fidelity would have had the power to indemnify against such liability.

In addition, Article 5 of Fidelity’s Articles of Incorporation, subject to certain exceptions, eliminates the potential personal liability of a director for monetary damages to Fidelity and to the stockholders of Fidelity for breach of a duty as a director. There is no elimination of liability for:

•	any appropriation, in violation of his duties, of any of our business opportunities;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the types of liability set forth in the Official Code of Georgia Section 14-2-832; or

•	any transaction from which the director derived an improper personal benefit.

The Articles of Incorporation do not eliminate or limit the right of Fidelity or its stockholders to seek injunctive or other equitable relief not involving monetary damages.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Our directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to limitations.

Item 15.	Recent Sales of Unregistered Securities

On March 24, 2010, director Rankin M. Smith, Jr. purchased $1.0 million of our common stock, and on April 26, 2010, director Millard Choate purchased $1.0 million of our common stock, both in private placement transactions exempt under Section 4(2) of the Securities Act of 1933 and Regulation D. An aggregate of 303,359 shares were purchased. The purchase price for the stock in both transactions was determined using the same formula provided for under the terms of our Direct Stock Purchase and Dividend Reinvestment Plan.

On December 19, 2008, as part of the Capital Purchase Program, Fidelity entered into the Letter Agreement with the Treasury, pursuant to which Fidelity agreed to issue and sell, and the Treasury agreed to purchase (1) 48,200 shares of Fidelity’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, and (2) a ten-year Warrant to purchase up to 2,266,458 shares of our common stock, at an exercise price of $3.19 per share, for an aggregate purchase price of $48.2 million in cash. The Preferred Shares qualify as Tier I capital under risk-based capital guidelines and will pay cumulative dividends at a rate of 5.0% per annum for the first five years and 9.0% per annum thereafter. The Preferred Shares are non-voting except for class voting rights on matters that would adversely affect the rights of the holders of the Preferred Shares.

On August 20, 2007, Fidelity issued $20 million in fixed-floating rate capital securities of Fidelity Southern Statutory Trust III with a liquidation value of $1,000 per security. Interest is fixed at 6.62% for five years and then converts to a floating rate, which will adjust quarterly at a rate per annum equal to the three-month LIBOR plus 1.40%. The issuance has a final maturity of 30 years, but may be redeemed with regulatory approval at any distribution payment date on or after September 15, 2012, or at any time upon certain events, such as a change in the regulatory treatment of the trust preferred securities, at the redemption price of 100.0%, plus accrued and unpaid interest, if any.

These Preferred Stock, Warrant and trust preferred securities were sold in private transactions exempt from registration under the Securities Act of 1933, as amended (“Act”), and were not registered under the Act.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit No.	Name of Exhibit

1*	Form of Underwriting Agreement
3(a)	Amended and Restated Articles of Incorporation of Fidelity Southern Corporation, as amended effective December 17, 2008 (incorporated by reference from Exhibit 3(a) to the Company’s Form 10-K filed March 16, 2009)
3(b)	By-Laws of Fidelity Southern Corporation, as amended (incorporated by reference from Exhibit 3(b) to the Company’s Form 10-Q filed November 8, 2007)
4(a)	Form of stock certificate (incorporated by reference from Exhibit 4A to the Company’s Form S-2 filed November 14, 1997)

Exhibit No.	Name of Exhibit

4(b)	See Exhibits 3(a) and 3(b) for provisions of the Amended and Restated Articles of Incorporation, as amended, and By-laws, which define the rights of the shareholders.
5*	Form of Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC as to legality of securities
10(a)#	Fidelity Southern Corporation Defined Contribution Master Plan and Trust Agreement and related Adoption Agreement, as amended (incorporated by reference from Exhibit 10(a) to the Company’s Registration Statement on Form 10, Commission File No. 0-22374)
10(b)#	Amended and Restated Supplemental Deferred Compensation Plan (incorporated by reference from Exhibit 10.7 to the Company’s Form 8-K filed January 25, 2006)
10(c)#	Fidelity Southern Corporation 1997 Stock Option Plan (incorporated by reference from Exhibit A to the Company’s Proxy Statement, dated April 21, 1997, for the 1997 Annual Meeting of Shareholders)
10(d)#	Fidelity Southern Corporation Equity Incentive Plan dated April 27, 2006, (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed May 3, 2006)
10(e)#	Forms of Stock Option Agreements for the Fidelity Southern Corporation Equity Incentive Plan dated April 27, 2006 (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed January 18, 2007)
10(f)#	Employment Agreement among Fidelity, the Bank and James B. Miller, Jr., dated as of January 18, 2007 (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed January 22, 2007)
10(g)#	Employment Agreement among Fidelity, the Bank and H. Palmer Proctor, Jr., dated as of January 18, 2007 (incorporated by reference from Exhibit 10.2 to the Company’s Form 8-K filed January 22, 2007)
10(h)#	Executive Continuity Agreement among Fidelity, the Bank and James B. Miller, Jr., dated as of January 19, 2006 (incorporated by reference from Exhibit 10.3 to the Company’s Form 8-K filed January 25, 2006)
10(i)#	Executive Continuity Agreement among Fidelity, the Bank and H. Palmer Proctor, Jr., dated as of January 19, 2006 (incorporated by reference from Exhibit 10.4 to the Company’s Form 8-K filed January 25, 2006)
10(j)#	Executive Continuity Agreement among Fidelity, the Bank and Stephen H. Brolly dated as of May 22, 2006 (incorporated by reference from Exhibit 10(j) to the Company’s Form 10-K filed March 16, 2009)
10(k)#	Executive Continuity Agreement among Fidelity, the Bank and David Buchanan dated as of January 19, 2006 (incorporated by reference from Exhibit 10.6 to the Company’s Form 8-K filed January 25, 2006)
10(l)#	Form of 2010 Incentive Compensation Plan among Fidelity, the Bank and James B. Miller, Jr., H. Palmer Proctor, Jr., Stephen H. Brolly and David Buchanan dated as of January 22, 2009 (incorporated by reference from Exhibit 99.2, 99.3, 99.4, and 99.5 to the Company’s Form 8-K filed January 27, 2010)
10(m)#	Director Compensation Arrangements (incorporated by reference for Exhibit 10(j) to the Company’s Form 10-K filed on March 15, 2006)
10(n)	Warrant to Purchase up to 2,266,458 shares of Common Stock, dated December 19, 2008 (incorporated by reference from Exhibit 4.1 to the Company’s Form 8-K filed December 19, 2008)
10(o)	Letter Agreement, dated December 19, 2008, including Securities Purchase Agreement — Standard Terms, incorporated by reference therein, between the Company and the United States Department of the Treasury (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed December 19, 2008)
10(p)#	Form of Senior Executive Officer Agreement (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed December 19, 2008)

Exhibit No.	Name of Exhibit

10(q)#	Amendment to Employment Agreement among Fidelity, the Bank and James B. Miller, Jr., dated as of January 21, 2010 (incorporated by reference from Exhibit 99.2 to the Company’s Form 8-K filed January 27, 2010)
10(r)#	Amendment to Employment Agreement among Fidelity, the Bank and H. Palmer Proctor, Jr., dated as of January 21, 2010 (incorporated by reference from Exhibit 99.2 to the Company’s Form 8-K filed January 27, 2010)
21	Subsidiaries of Fidelity Southern Corporation (incorporated by reference from Exhibit 21 to the Company’s Form 10-K filed March 10, 2010)
23(a)*	Consent of Ernst & Young LLP
23(b)*	Consent of Baker Donelson (included in Exhibit 5)
24*	Power of Attorney (included on signature page hereto)

*	- Filed herewith.

#	- Indicates director and management contracts or compensatory plans or arrangements.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

POWER OF ATTORNEY AND SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on May 24, 2010.

FIDELITY SOUTHERN CORPORATION

By:	/s/ James B. Miller, Jr.
James B. Miller, Jr.
Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/s/ Stephen H. Brolly
Stephen H. Brolly
Chief Financial Officer (Principal
Financial and Accounting Officer)

Know all men by these presents, that each person whose signature appears below constitutes and appoints James B. Miller, Jr. and Stephen H. Brolly, or either of them, as attorney-in-fact, with each having the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-1 and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James B. Miller, Jr. James B. Miller, Jr.	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	May 24, 2010

/s/ Stephen H. Brolly Stephen H. Brolly	Chief Financial Officer (Principal Financial and Accounting Officer)	May 24, 2010

/s/ David R. Bockel Major General (Ret) David R. Bockel	Director	May 24, 2010

/s/ Edward G. Bowen Edward G. Bowen, M.D.	Director	May 24, 2010

/s/ Millard Choate Millard Choate	Director	May 24, 2010

/s/ Donald A. Harp, Jr. Dr. Donald A. Harp, Jr.	Director	May 24, 2010

Signature	Title	Date

/s/ Kevin S. King Kevin S. King	Director	May 24, 2010

/s/ William C. Lankford, Jr. William C. Lankford, Jr.	Director	May 24, 2010

/s/ H. Palmer Proctor, Jr. H. Palmer Proctor, Jr.	Director	May 24, 2010

/s/ W. Clyde Shepherd III W. Clyde Shepherd III	Director	May 24, 2010

/s/ Rankin M. Smith, Jr. Rankin M. Smith, Jr.	Director	May 24, 2010